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CUSIP NO.: 22177402                                                       1 of 9

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 1)

                      COTTON STATES LIFE INSURANCE COMPANY
                                (Name of Issuer)

                      COMMON STOCK, PAR VALUE $1 PER SHARE
                         (Title of Class of Securities)

                                    221774103
                                 (CUSIP Number)

                         COUNTRY LIFE INSURANCE COMPANY
                             1701 N. Towanda Avenue
                           Bloomington, Illinois 60701
                              Attn: Paul M. Harmon
                                 (309) 557-2210
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                   Copies To:
                                Todd R. Eskelsen

                        Sonnenschein Nath & Rosenthal LLP
                               1301 K Street, N.W.
                              Suite 600, East Tower
                             Washington, D.C. 20005
                                 (202) 408-6424

                                November 14, 2003
             (Date of Event That Requires Filing of This Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO.: 22177402                                                       2 of 9

1. NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     COUNTRY Life Insurance Company
     I.R.S. Identification No.:
                                ------------------

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]
     (See Instructions)                                                  (b) [X]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS (See Instructions)

                    WC

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

               Illinois

                                7.   SOLE VOTING POWER

                                     -0-

     NUMBER OF                  8.   SHARED VOTING POWER
     SHARES
     BENEFICIALLY                    2,407,385
     OWNED BY
     EACH                       9.   SOLE DISPOSITIVE POWER
     REPORTING
     PERSON                          -0-
     WITH
                                10.  SHARED DISPOSITIVE POWER

                                     2,407,385

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

                    2,407,385

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES [  ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    38.0%

14.  TYPE OF REPORTING PERSON (See Instructions)

                    CO


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CUSIP NO.: 22177402                                                       3 of 9


         This Amendment No. 1 to Schedule 13D amends and restates in full as set forth below Items 3, 4, 5 and 7 as originally filed on November 10, 2003 (the "Original 13D"). Terms not defined in this Amendment No. 1 shall have the respective meanings given to such terms in the Original Schedule 13D.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

         In connection with the proposed transaction (more fully described below), COUNTRY Life has entered into agreements with certain holders of the Issuer's Common Stock, regarding the purchase of the shares in the Issuer with respect to which each such holder is the beneficial owner (with regard to each such holder, the "Shares"). Under the terms of the Stockholder Agreement between COUNTRY Life and Shield Insurance Company ("Shield") dated October 29, 2003 (the "Shield Stockholder Agreement"), COUNTRY Life has the right, under certain circumstances, to purchase from Shield up to 2,102,385 shares of the Issuer's Common Stock held by Shield (the "Shield Shares") for an aggregate exercise price of $42.6 million (or $20.25 per share). On November 14, 2003, COUNTRY Life entered into stockholder agreements with each of PSCO Partners Limited Partnership ("PSCO Partners") and PSCO Fund Limited ("PSCO Fund"), dated as of November 11, 2003 (the "PSCO Partners Stockholder Agreement" and "PSCO Fund Stockholder Agreement," respectively). Under the terms of the PSCO Partners Stockholder Agreement, COUNTRY Life has the right, under certain circumstances, to purchase from PSCO Partners up to 250,000 shares of the Issuer's Common Stock held by PSCO Partners (the "PSCO Partners Shares") for an aggregate exercise price of $5,062,500 (or $20.25 per share). Under the terms of the PSCO Fund Stockholder Agreement, COUNTRY Life has the right, under certain circumstances, to purchase from PSCO Fund up to 55,000 shares of the Issuer's Common Stock held by PSCO Fund (the "PSCO Fund Shares") for an aggregate exercise price of $1,113,750 (or $20.25 per share).

         PSCO Partners and PSCO Fund are collectively referred to herein as the "PSCO Entities." Shield and each of the PSCO Entities are individually referred to herein as a "Stockholder" and collectively as the "Stockholders." The PSCO Partners Stockholder Agreement and the PSCO Fund Stockholder Agreement are collectively referred to herein as the "PSCO Stockholder Agreements" and, together with the Shield Stockholder Agreement, the "Stockholder Agreements."

         In the event COUNTRY Life exercises its right to acquire the Shield Shares, the PSCO Partners Shares or the PSCO Fund Shares under the terms of the respective Stockholder Agreement, it intends to obtain the funds necessary, directly or indirectly, from internal cash and short term investment assets.

ITEM 4. PURPOSE OF TRANSACTION

         On October 29, 2003, certain companies of COUNTRY(R) Insurance & Financial Services ("COUNTRY") on the one hand, and Shield, Issuer and other companies of the Cotton States Insurance Group ("Cotton States") on the other hand, entered into a letter agreement (the "Letter Agreement"), which outlines the terms of a proposed transaction (the "Transaction"). The Transaction includes, among other things, the acquisition by COUNTRY Life or an affiliate of all outstanding capital stock of the Issuer, including the stock owned by Shield, a wholly-owned subsidiary of Cotton States Mutual Insurance Company ("Cotton States Mutual"). The Letter Agreement provides, however, that the Letter Agreement does not constitute a binding agreement for the purchase of the Issuer and certain of its affiliates but shall represent the intention of the parties to proceed to consummate the Transaction. Simultaneously with the execution of the Letter Agreement, COUNTRY Life and Shield entered into the Shield Stockholder Agreement, the terms of which grant COUNTRY Life an option and a proxy (more fully described below) with respect to the Shield Shares. On November 14, 2003, COUNTRY Life entered into the PSCO Stockholder Agreements with the PSCO Entities, the terms of which are substantially identical to those under the Shield Stockholder Agreement. The PSCO Entities are


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CUSIP NO.: 22177402                                                       4 of 9

stockholders of the Issuer and are affiliated with Philo Smith Capital Corporation, which is acting as a financial advisor to COUNTRY Life.

LETTER AGREEMENT.

         Under the terms of the Letter Agreement, Cotton States Mutual, the Issuer and each of their affiliates agreed that immediately upon execution and delivery of the Letter Agreement they would terminate all negotiations and other discussions with third parties regarding an affiliation, acquisition, business combination or purchase of all or any portion of the stock or assets of Cotton States Mutual, the Issuer or any of their affiliates, whether by stock purchase, merger, asset acquisition or otherwise (an "Acquisition"). Additionally, Cotton States Mutual, the Issuer and each of their affiliates agreed that for a period beginning on the date of acceptance of the Letter Agreement until the earlier of
(i) January 31, 2004, or (ii) the date on which COUNTRY provides notice in writing of its intention to terminate the Letter Agreement (the "Exclusivity Period"), neither Cotton States Mutual, the Issuer nor any of their affiliates, nor any officer, director, employee, agent or representative (including their financial or other advisors), would, directly or indirectly:

         (i) solicit, encourage or initiate inquiries, offers or proposals from, or participate in any discussions or negotiations with, any person or entity concerning any Acquisition; or

         (ii) except as required by law, disclose any information not customarily disclosed to any person or entity concerning the business and properties of Cotton States Mutual, the Issuer or any of their affiliates, or afford to any person or entity access to the properties, books or records of Cotton States Mutual, the Issuer or any of their affiliates or otherwise assist or encourage any person or entity in connection with the foregoing.

         Notwithstanding the foregoing, the terms of the Letter Agreement will not prohibit Cotton States and its Board of Directors from taking any action to comply with its fiduciary duties imposed by applicable law, including, without limitation, the termination of the Letter Agreement; provided, however, in the event of such termination, COUNTRY will be entitled to receive the break-up fee described below and shall be entitled to exercise its rights pursuant to the Shield Stockholder Agreement (as described below) for the period set forth in the Letter Agreement.

         The Letter Agreement provides that, if, during the Exclusivity Period, Cotton States Mutual, the Issuer or any of their affiliates receives any offer with respect to an Acquisition, Cotton States Mutual shall immediately provide a copy of such offer to COUNTRY and shall keep COUNTRY informed of all steps Cotton States Mutual, the Issuer or any of their affiliates are taking in response to such Acquisition proposal. Under the terms of the Letter Agreement, Cotton States also agreed that if: (i) the board of directors of either Cotton States Mutual or the Issuer fails to approve the Transaction within seven days of completion of the definitive Transaction agreements; (ii) the board of directors of either Cotton States Mutual or the Issuer withdraws or modifies its approval of the Letter Agreement or the Transaction; (iii) during the Exclusivity Period, Cotton States fails to comply with the exclusivity provisions of the Letter Agreement; or (iv) during the Exclusivity Period and for a period of 365 days thereafter either (x) an Acquisition of Cotton States is consummated by a third party other than COUNTRY or (y) Cotton States enters into an Acquisition agreement with a party other than COUNTRY, then Cotton States Mutual and the Issuer, jointly and severally, would, simultaneously with such event, pay to COUNTRY (by wire transfer of immediately available funds) $6.5 million. However, if during the Exclusivity Period (i) COUNTRY requires the Issuer to execute a new letter agreement or definitive agreement that reduces the price per share of the Issuer's stock below $20.25, and (ii) the Board of Directors of Cotton States recommends to its shareholders that the shareholders accept, tender into, or vote in favor of an unsolicited proposal from a third party to purchase all of the shares of the Issuer stock at a price per share that is


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CUSIP NO.: 22177402                                                       5 of 9

higher than the price then being proposed by COUNTRY, then such action, after appropriate negotiation and due diligence with such third party, would not constitute a breach of the exclusivity provisions of the Letter Agreement, and COUNTRY would not be entitled to receive the amount set forth in the Letter Agreement and would not be entitled to exercise its rights pursuant to the Shield Stockholder Agreement (described below).

         The terms of the Letter Agreement also provided that, contemporaneously with accepting the Letter Agreement, Cotton States Mutual would cause Shield to execute and deliver to COUNTRY a stockholder agreement pertaining to the Shield Shares in the form provided.

         While the terms of the Letter Agreement are generally non-binding, those terms with respect to the Exclusivity Period, Shield Stockholder Agreement and payment of amounts upon certain conditions described above are binding.

         The foregoing descriptions are qualified in their entirety by reference to the text of the Letter Agreement, a copy of which is filed as an exhibit to this Schedule 13D.

STOCKHOLDER AGREEMENTS.

         Option. Under the terms of the Stockholder Agreements, each of Shield, PSCO Partners and PSCO Fund has granted to COUNTRY Life an irrevocable option (each an "Option," and, collectively, the "Options") to purchase the Shield Shares, PSCO Partners Shares and PSCO Fund Shares, respectively, at a price of $20.25 per share, payable in cash. Subject to the terms of the Stockholder Agreements, each such Option is exercisable at any time after the occurrence of any Acquisition Proposal (as defined below) or an event entitling COUNTRY to the break-up fee set forth in the Letter Agreement. Each such Option expires on the earliest of: (i) the date that is 365 days after the expiration of the Exclusivity Period; (ii) the date that is thirty (30) days after the later of the date that all approvals to the Transaction required under applicable insurance regulatory laws have been obtained or a final non-appealable determination or order has been made that such approvals will not be granted; all waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act") required for the purchase of the Shares upon such exercise shall have expired or been terminated or a final non-appealable determination or order has been made that such approval will not be granted; and all other conditions to closing have been satisfied; and (iii) the date a final non-appealable order of a federal or state court in effect preventing the exercise of the Option or consummation of the Transaction or any law or order enacted, promulgated or issued or deemed applicable to the Option or the Transaction by any governmental entity that would make exercise of the Option or consummation of the Transaction illegal. Under the terms of the Stockholder Agreements, the term "Acquisition Proposal" means any proposal or offer made by any person or group other than COUNTRY or COUNTRY Life (in each case, whether or not in writing and whether or not delivered to the stockholders of the Issuer generally) relating to: (i) any direct or indirect acquisition or purchase which is structured to permit such person or group to acquire beneficial ownership of at least 10% of the assets of the Issuer or any of its subsidiaries or of over 10% of any class of equity securities of the Issuer or any of its subsidiaries;
(ii) any tender offer or exchange offer that, if consummated, would result in any person, other than COUNTRY, COUNTRY Life, their affiliates or any group of which any of them is a member beneficially owning 10% or more of any class of equity securities of the Issuer or any of its subsidiaries; or (iii) any merger, consolidation, business combination, sale of substantially all the assets, recapitalization, liquidation, dissolution or similar transaction involving the Issuer or any of its subsidiaries.

         Voting of Shares. Under the Stockholder Agreements, each of Shield, PSCO Partners and PSCO Fund has agreed that, during the term of the Option, Shield, PSCO Partners and PSCO Fund shall, at any meeting of the stockholders of the Issuer, however called, or in connection with any written consent of the stockholders of the Issuer, vote (or cause to be voted) all Shares then held of record or beneficially owned

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CUSIP NO.: 22177402                                                       6 of 9


by such respective Stockholder, (i) in favor of the Transaction, the execution and delivery by the Issuer of the agreements related to the Transaction and the approval of the terms thereof and each of the other actions contemplated by such agreements and the Stockholder Agreements and any actions required in furtherance thereof; and (ii) against any proposal relating to an Acquisition Proposal or any action or agreement that would impede, frustrate, prevent or nullify the Stockholder Agreements or result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Issuer under the Letter Agreement or the definitive agreements with respect to the Transaction; provided, however, that the Stockholder shall continue to have the right to vote in its sole discretion at an annual meeting on all matters not involving or related to the Transaction or an Acquisition Proposal. Under the Stockholder Agreements, each of Shield, PSCO Partners and PSCO Fund also, subject to any regulatory approval, if any, required to be obtained from a governmental agency under insurance regulatory laws, irrevocably granted to and appointed COUNTRY Life and any of its designees (and each of them individually) a proxy and attorney-in-fact (with full power of substitution) for and in the respective Stockholder's name, place and stead, to vote the Shares beneficially owned by each such Stockholder, or to grant a consent or approval in respect of such Shares, in the manner specified above. Each such proxy is coupled with an interest and is therefore irrevocable.

         Covenants. Under the terms of the Stockholder Agreements, each of Shield, PSCO Partners and PSCO Fund also has agreed that it will not:

         (a) offer to transfer (which term shall include, without limitation, any sale, tender, gift, pledge, assignment or other disposition), transfer, or consent to any transfer of, any or all of the Shares beneficially owned by such Stockholder or any interest therein,

         (b) enter into any contract, option or other agreement or understanding with respect to any transfer of any or all of such Shares or any interest therein,

         (c) grant any proxy, power-of-attorney or other authorization or consent in or with respect to such Shares,

         (d) deposit such Shares into a voting trust or enter into a voting agreement or arrangement with respect to such Shares, or

         (e) take any other action that would make any representation or warranty of the Stockholder contained in the Stockholder Agreement to which it is a party untrue or incorrect or in any way restrict, limit or interfere with the performance of its obligations under such Stockholder Agreement or the transactions contemplated thereby.

         Additionally, under the terms of the Stockholder Agreements, each of Shield, PSCO Partners and PSCO Fund has agreed that it will not, directly or indirectly:

         (a) solicit, encourage or initiate inquiries, offers or proposals from, or participate in any discussions or negotiations with, any person or entity concerning any Acquisition; or

         (b) except as required by law, disclose any information not customarily disclosed to any person or entity concerning the business and properties of any of the companies in Cotton States or any of their affiliates, or afford to any person or entity access to the properties, books or records of any of the companies in Cotton States or any of their affiliates or otherwise assist or encourage any person or entity in connection with the foregoing.

         The foregoing descriptions are qualified in their entirety by reference to the text of the Stockholder Agreements, a copy of each of which is filed as an exhibit to this Schedule 13D.


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CUSIP NO.: 22177402                                                       7 of 9


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

          (a) As a result of entering into the Stockholder Agreements, COUNTRY Life may be deemed to beneficially own 2,407,385 shares of the Issuer's Common Stock or 38.0% of the outstanding shares of the Issuer's Common Stock (based on the number of outstanding shares of the Issuer's Common Stock as of June 30, 2003 as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003).

          (b) As a result of entering into the Stockholder Agreements, COUNTRY Life may be deemed to possess sole power or shared power to vote (or direct the vote of) 2,407,385 shares of the Issuer's Common Stock.

          (c) Except as set forth herein, none of COUNTRY Life or any of its executive officers or directors, beneficially own any shares of the Issuer's outstanding stock or has engaged in any transaction in such securities during the sixty-day period immediately preceding the date hereof.

          (d)  Not applicable.

          (e)  Not applicable.

ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         See Item 4.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

         See Exhibit Index appearing elsewhere herein, which is incorporated herein by reference.


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CUSIP NO.: 22177402                                                       8 of 9


                                    SIGNATURE

               After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Date: November 19, 2003

                                   COUNTRY LIFE INSURANCE COMPANY

                                   By: /s/ Charles L. Jones
                                       -----------------------------------------
                                       Charles L. Jones, Senior Vice President
                                       and CFO


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CUSIP NO.: 22177402                                                       9 of 9


                                  EXHIBIT INDEX

Exhibit No.                           Description
-----------    -----------------------------------------------------------------

99.1*          Stockholder Agreement, dated as of October 29, 2003, between
               COUNTRY Life Insurance Company and Shield Insurance Company.

99.2* Letter Agreement dated October 29, 2003, by and between certain companies of COUNTRY Insurance & Financial Services and Cotton
               States Mutual Insurance Company, Shield Insurance Company, Cotton
               States Life Insurance Company and their affiliates.

99.3           Stockholder Agreement, dated as of November 11, 2003 between
               COUNTRY Life Insurance Company and PSCO Fund Limited.


99.4           Stockholder Agreement, dated as of November 11, 2003 between
               COUNTRY Life Insurance Company and PSCO Partners Limited
               Partnership.


* Incorporated by reference to the Schedule 13D filed by COUNTRY Life with Securities and Exchange Commission on November 10, 2003 (file no. 005-32040).